Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Airto, Inc.
435 W 31st St, New York, NY 10001
Manhattan, NY 10001
samemail.co

Up to $1,069,999.83 in Class A Common Stock at $0.89
Minimum Target Amount: $9,999.15

Company:

Company: Airto, Inc.
Address: 435 W 31st St, New York, NY 10001, Manhattan, NY 10001
State of Incorporation: DE
Date Incorporated: March 23, 2012

Terms:

Equity

Offering Minimum: $9,999.15 | 11,235 shares of Class A Common Stock
Offering Maximum: $1,069,999.83 | 1,202,247 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $0.89
Minimum Investment Amount (per investor): $349.77

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the

Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Super Early Bird - First 48 hours | 15% bonus shares

Early Bird - next 96 hours | 10% bonus shares

Week 1 - Week 4

$1,000.00 1,000 jetBlue points

$5,000.00 5,000 jetBlue points

$10,000.00 5% Bonus Share

$80,000.00 10% Bonus Share

$100,000.00 15% Bonus Share

Week 5 - Week 8

$1,000.00 500 jetBlue points

$5,000.00 2,500 jetBlue points

$10,000.00 10,000 jetBlue points

$20,000.00 5% Bonus Share

$100,000.00 10% Bonus Share

Week 9 - Week 12

$1,000.00 AirAsia Lounge Pass

$5,000.00 5,000 AirAsia Points

$10,000.00 10,000 AirAsia points

$20,000.00 20,000 AirAsia points

$40,000.00 40,000 AirAsia points

$80,000.00 80,000 AirAsia points

$100,000.00 100,000 AirAsia points

After the offering closes, we will be able to transfer these points to eligible investors associated with their Jetblue or Airasia account directly from the Sam Email team. To receive these points, an Investor will need to have an account with Jetblue or Airasia.

<u>The 10% Bonus for StartEngine Shareholders</u>

Airto, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $0.89 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $89. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

The Company and its Business

Company Overview

SAM Email by Airto, Inc. is a Delaware C-Corporation formed on March 23, 2012. SAM, which stands for Seat AssignMate, is an email technology company that delivers interactive experiences inside of an email, just like you would experience on a website or in an app. The patented technology enables users to perform meaningful actions inside of their own email. Imagine adding a product to a cart, booking an appointment, or completing a survey all without leaving the email. The mission is to improve productivity, efficiency and increase engagement between consumers and brands who send the emails.

Competitors and Industry

In general, email marketing campaigns focus on increasing all of the click-through, lead conversion, and open rate numbers. Some larger industry CRMs and ESPs include Adobe and Salesforce. There are also smaller email focused applications like Mailchimp.

SAM Email serves both the revenue side and the digital unit of enterprises in travel, sports, e-commerce verticals. Compared to ESP and CRM providers, we believe we are changing the playing field completely.

Compared to MailChimp, Adobe, Salesforce, SAM Email has:

• The ability to source real-time availability and pricing form inventory system

• Universal rendering and dynamic customer experience across different OS and devices

• A "shopping cart" built inside an email to complete transactions with a higher conversion rate

• ESP agnostic

• Patented and proprietary technology

• The ability to connect to payment and provide end to end transactions

Current Stage and Roadmap

Current Development Stage

Since we partnered with ELAL Israel Airlines to prototype the first version of the product, the company has developed SAM Interactive Email which is now publicly available to customers.

We have developed strategic partnerships across the airline industry. We have secured investment by JetBlue Technology Ventures and ELAL (Israel) Airlines, successfully acquired and launched with LATAM (Latin America's largest airline) in 2019. Recently, we partnered with International Airline Group (British Airways Parent company), and currently in development stages of a partnership with the largest carrier in SE Asia.

In addition, we have recorded 200% increase in the email engagement time, a 500% uplift on the email click-through rate and increased the sales conversion rate by over 40%. We were voted "Best Ancillary Upsell Solution" at IATA (International Air Transport Association) World Passenger Symposium 2017.

Further, we have received approval for our Interactive email patent, US No.9s990s682 B2.

<u>Future Roadmap</u>

The company is now preparing to enter into other markets including Argentina, Peru, Brazil and SE Asia with our partners in the second half of 2020. We are looking to add 300+Million passengers added in the pipeline.

The company is also working on enriching the SAM interactive email library (frontend) and scaling the SAM content/inventory cloud (backend) to power nontravel clients in other verticals, which requires additional resources of development, sales & marketing leading up to this raise.

The Team

Officers and Directors

Name: SHI LI

SHI LI's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: March 28, 2012 - Present
  Responsibilities: managing overall operations and resources of the company, acting as the main point of communication between the board of directors (the board) and corporate. Currently Shi Li receives an annual salary of $96,000, however, he is only taking 60% of full amount. He founded the company in 2012 and transitioned to working full-time as CEO in 2015.

Name: DUNCAN SHAM

DUNCAN SHAM's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder & Product Manager
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Mr. Sham oversees all product and project management for the company. Currently, Mr. Sham receives an annual salary of $96,000, however, he is only taking 60% of the full amount.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stocks should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any stocks purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

#You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock equities in the amount of up to 535,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not

materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that SAM Interactive Email is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns patents, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is

possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on SAM Interactive Email or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on SAM Interactive Email could harm our reputation and materially negatively impact our financial condition and business.

Covid19 related risk

Covid-19 With the unfortunate realities of COVID-19, it is no surprise that many businesses have been greatly impacted, including the air travel industry. This Coronavirus pandemic crisis has inevitably created an urgency for the air travel industry (and other industries) to take critical action towards sustaining their business and returning to the previous incremental revenue growth. We believe an effective marketing revenue generating solution such as SAM's interactive email will be in high demand once this turbulent moment passes and travel resumes back to the norm. Our proprietary email technology is applicable beyond the air travel industry, therefore, we will extend our solution to other industries too.

Macroeconomic conditions

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in countries we conduct business within. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
SHI LI	10,000,000	Class F Common Stock	36.65
DUNCAN SHAM	10,000,000	Class F Common Stock	36.65

The Company's Securities

The Company has authorized Class F Common Stock, Class A Common Stock, SAFE, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,202,247 of Class A Common Stock.

Class F Common Stock

The amount of security authorized is 25,000,000 with a total of 20,000,000 outstanding.

Voting Rights

10 votes per share

Material Rights

The rights, privileges, preferences and restrictions of the Class F Common Stock and Class A Common Stock are as follows:

1. **Dividends.** The holders of the Class F Common Stock and the holders of the Class A Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class F Common Stock shall receive shares of Class F Common Stock or rights to acquire shares of Class F Common Stock, as the case may be, and the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be.

2. **Liquidation Rights.** In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Class F Common Stock and the holders of Class A Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Company of whatever kind available for distribution to the holders of Common Stock.

3. **Voting.** Except as otherwise provided herein or by applicable law, the holders of the Class F Common Stock and the holders of the Class A Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Company. Each holder of shares of Class F Common Stock shall be entitled to ten (10) votes for each share of Class F Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company.

4. **Amendments and Changes.** As long as any shares of Class F Common Stock shall be issued and outstanding, the Company shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of more than fifty percent (50%) of the outstanding shares of Class F Common Stock:

(A) amend, alter or repeal any provision of the Certificate of Incorporation or bylaws of the Company (including pursuant to a merger) if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the Class F Common Stock;

(B) increase or decrease the authorized number of shares of Class F Common Stock;

(C) authorize or create (by reclassification, merger or otherwise) or issue or obligate itself to issue any new class or series of equity security (including any security convertible into or exercisable for any equity security) having rights, preferences or privileges with respect to dividends or payments upon liquidation senior to or on a parity with the Class F Common Stock or having voting rights more favorable than those granted to the Class F Common Stock generally;

(D) enter into a Liquidation Event (as defined below);

(E) increase the size of the Board of Directors;

(F) declare or pay any dividend or other distribution to the stockholders of the Company; or

(G) amend this Section 4.

Please review our Corporate Documents attached as Exhibit F to this Offering Memorandum.

Class A Common Stock

The amount of security authorized is 15,000,000 with a total of 2,219,309 outstanding.

Voting Rights

1 vote per share, please see applicable votings rights for securities sold in this offering in the material rights section below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Material Rights

Please refer to the summary of material rights provided above under Class F Common Stock which also includes references to Class A Common Stock. **For further details, please review our Corporate Documents attached as Exhibit F to this Offering Memorandum.**

Warrants

The total amount outstanding on a fully diluted basis includes a warrant that gives the holder the option to purchase shares equivalent to 3% of the total shares sold (excluding bonus shares) in this Reg CF offering.

Based on a maximum offering amount, the company anticipates the warrant will allow the holder to purchase 805,000 shares.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $50,000.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: $1000000 qualified equity financing

Material Rights

<u>Conversion</u>

The SAFE converts into Company stock or a right to a percentage of the proceeds on a Company sale (liquidity). The stock issued to an Investor in an Equity Financing (called the SAFE Preferred Stock), shall have the same terms, privileges, preferences and obligations as the stock issued to investors in the Equity Financing, except that the liquidation preference, conversion price, and dividend rate will be calculated based on the original price per share of the SAFE Preferred Stock.

Additional Rights

Prior to an Equity Financing, the Investors have certain information rights.

After conversion into shares, Investors will have a right of first refusal on future sales of securities by the Company, subject to customary terms.

The Company has restrictions relating to distributions, issuances of other SAFEs in a manner adversely affecting the rights of the Investors hereunder (or convertible securities) and use of the Investors' brands.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $659,119.00
Maturity Date: January 15, 2021
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Qualified financing event above $1,000,000.

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of Class A common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $659,119.00
  Use of proceeds: Product development and sales
  Date: January 05, 2019
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00
  Use of proceeds: R&D
  Date: January 15, 2017
  Offering exemption relied upon: 506(b)

- **Name:** Class A Common

Type of security sold: Equity
Final amount sold: $30,000.00
Number of Securities Sold: 679,254
Use of proceeds: working capital
Date: August 01, 2018
Offering exemption relied upon: 506(b)

- **Name:** Class A Common
  Type of security sold: Equity
  Final amount sold: $4,104.50
  Number of Securities Sold: 93,284
  Use of proceeds: working capital
  Date: December 12, 1989
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019 compared to year ended December 31, 2018

<u>Revenue</u>

Revenue for fiscal year 2019 was $49,615, about flat compared to fiscal year 2018 revenue of $48,140.93. However, the quality of the revenue has been improved significantly. 2018 is the year for our product to be technologically matured. Accordingly, the revenue in 2018 represented the business nature of proof of concept which is materials and time based. 2019 is the year for our product to be commercialized. The revenue quality is recurring based, renewable, scalable and sustainable compared to the quality of revenue in 2018.

<u>Expenses</u>

The Company's expenses consist of, among other things, payroll, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses. Expenses in 2019 increased to $678,378 from 2018. Approximately $350,000 of this increase was due to increased hiring to support the Service Level Agreement in the production environment. The Company also established sales, marketing and customer acquisition channel in 2019.

Historical results and cash flows:

We do not believe that the historical results and cash flows of the Company are representative of what investors should expect in the future as we are widening our revenue stream and industry focus going forward to expand on our initial focus on air travel. With the unfortunate realities of COVID-19, it is no surprise that many businesses have been greatly impacted, including the air travel industry. This Coronavirus pandemic crisis has inevitably created an urgency for the air travel industry (and other industries) to take critical action towards sustaining their business and returning to the previous incremental revenue growth. We believe an effective marketing revenue generating solution, and a contactless check-in solution, both of which can be carried out by SAM's interactive email, will be in high demand once this turbulent moment passes and travel resumes back to the new normalcy.

On the other hand, COVID19 accelerated the adoption of e-commerce, telehealth and digitalized financial services etc. This opens new opportunities for SAM Email in 2020, as our proprietary email technology is applicable beyond the air travel industry, therefore, we will accelerate our solution extension to relevant industries too.

Historically, the revenue from 2018 and part of 2019 was generated form time and materials based, proof of concept projects that are designed to perfect the product.

Currently, the dual revenue model, which is sales commission based and email volume-based, represents the latest monetization strategy of SAM Email.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company is relying on operation revenue, cash on hand and shareholder loans (convertible note) for operational cost.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The current raise will provide additional and critical capital resources to support the effort of market expansion and customer acquisition in the next 10-12 months.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, the funds from this campaign are necessary to the viability of the company. Of the total funds that our company has, this campaign will provide the first portion of fundraising that we are contemplating over the next year.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum amount in this campaign, we expect to be able to operate the company for at least 10 months of runway and then separately we will continue to seek a follow on raise.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum funding goal in this campaign, we will be able to operate the company for an estimated 12-18 months of additional runway to achieve our next milestones till we raise the next round.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes, the company has planned additional future sources of capital including, for example, a follow-on raise after closing this campaign.

Indebtedness

- **Creditor:** Small Business Administration (SBA)
  Amount Owed: $100,000.00
  Interest Rate: 1.0%
  Maturity Date: May 15, 2022
  According to the Paycheck Protection Program (PPP) rules, after 8 weeks, the Company can apply to the Small Business Administration (SBA) to forgive the loan in which it would become a grant.

- **Creditor:** Chase Bank
  Amount Owed: $24,805.00
  Interest Rate: 13.0%
  Maturity Date: December 01, 2020

- **Creditor:** CapitalOne
  Amount Owed: $35,930.00
  Interest Rate: 16.9%
  Maturity Date: May 08, 2023
  5-year term loan, with the interest of 16.90%, the maturity date is May 8, 2023

Related Party Transactions

Valuation

Pre-Money Valuation: $19,775,185.01

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $50,000 in SAFEs and $659,119 in convertible notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Airto, Inc.'s valuation was determined internally based on analysis of multiple factors including (i) analysis of the Company's Intellectual Property, (ii) value of the team's experience, (iii) analysis and review of the Company's historical revenue, (iv) analysis of the value of the Company's contracts and relationships in the airline industry in addition to planned expansion projects and (iv) a review of analysis the Company received from an independent, third-party who conducted a draft 409a valuation for Airto, Inc. in 2018.

Our review also included factors external to the Company, such as the state of the development of its target markets and the pace of adoption of its chosen technology platforms. This pre-money valuation was determined internally, without a independent third-party evaluation of the business in 2020.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.15 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  60.0%
  Continuation of CRM and platform integration, limited industry and vertical

- *Working Capital*
  36.5%
  administrative and operational expense

If we raise the over allotment amount of $1,069,999.83, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  23.5%
  Customer acquisition, account marketing, partnership, channel integration

- *Research & Development*
  40.0%
  Product development to support CRM plugin, industry expansion, and scalable backend

- *Operations*
  33.0%
  administrative, legal, payroll tax and miscellaneous

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at samemail.co (http://seatassignmate.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/sam-email

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Airto, Inc.

[See attached]

AIRTO, INC.

(a Delaware corporation)

d/b/a SAM Email

Financial Statements for the calendar years ended

December 31, 2019 and 2018



INDEPENDENT AUDITOR'S REPORT

October 8, 2020

To: Board of Directors, Airto, Inc.
        Attn: Shi Li
Re: 2019-2018 Financial Statement Audit

We have audited the accompanying consolidated financial statements of AIRTO, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, stockholders' equity/deficit, and cash flows for the calendar year periods of 2019 and 2018, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations, shareholders' equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

October 8, 2020


AIRTO, INC.
BALANCE SHEET
As of December 31, 2019 and 2018
See Independent Auditor's Report and Notes to the Financial Statements


ASSETS		2019		2018
Current Assets				
Cash and cash equivalents	$	196,858	$	25,586
Accounts receivable		30,000		30,000
Total current assets		226,858		55,586
Total Assets		**226,858**		**55,586**
LIABILITIES AND OWNERS' EQUITY				
Current Liabilities				
Other current liabilities		24,805		25,000
Total Current Liabilities		24,805		25,000
Loan payable		35,930		0
Crowd Notes/SAFE notes outstanding		50,000		50,000
Convertible notes outstanding		659,119		0
Total Liabilities		769,854		75,000
Owners' Equity				
Class A common stock (15,000,000 shares of $0.0001 par value authorized, 1,414,309 and 1,449,770 shares issued and outstanding as of December 31, 2019 and 2018)		141		145
Class F common stock (25,000,000 shares of $0.0001 par value authorized, 20,000,000 and 20,000,000 shares issued and outstanding as of December 31, 2019 and 2018)		2,000		2,000
Additional paid-in capital		214,385		109,257
Retained earnings		(759,522)		(130,819)
Total Owners' Equity		(542,996)		(19,414)
Total Liabilities and Owners' Equity	$	**226,858**	$	**55,586**

AIRTO, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
See Independent Auditor's Report and Notes to the Financial Statements

	2019	**2018**
Revenues	$ 49,615	$ 48,141
Operating expenses		
General and administrative	678,318	99,993
Total operating expenses	678,318	99,993
Net Operating Income (Loss)	(628,703)	(51,851)
Interest (expense) income, net	(628,703)	(51,851)
Tax (provision) benefit	0	0
Net Income (Loss)	$ (628,703)	$ (51,851)

AIRTO, INC.
STATEMENT OF OWNERS' EQUITY
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements

	Common Stock, Class A		Common Stock, Class F		Additional Paid-In Capital	Retained Earnings	Total Owners' Equity
	Shares	Amount	Shares	Amount			
Balance as of January 1, 2018	0	$ 0	20,000,000	$ 2,000	$ 78,744	$ (78,968)	$ 102,799
Issuance of Class A common stock	1,449,770	145			30,513		30,658
Net income (loss)						(51,851)	(51,851)
Balance as of December 31, 2018	1,449,770	$ 145	20,000,000	$ 2,000	$ 109,257	$ (130,819)	$ (19,417)
Issuance of Class A common stock	93,284	9			105,115		105,124
Class A common stock cancelled	(128,745)	(13)			13		0
Net income (loss)						(628,703)	(628,703)
Balance as of December 31, 2019	1,414,309	$ 141	20,000,000	$ 2,000	$ 214,385	$ (759,522)	$ (542,996)

AIRTO, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
See Independent Auditor's Report and Notes to the Financial Statements

	2019	2018
Operating Activities		
Net Income (Loss)	$ (628,703)	$ (51,851)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	0	24,000
Increase (Decrease) in other current liabilities	(195)	(29,360)
Net cash used in operating activities	(628,898)	(57,211)
Investing Activities		
None	0	0
Net cash used in operating activities	0	0
Financing Activities		
Proceeds from issuance of common stock	105,124	30,658
Proceeds from loan payable	35,930	0
Proceeds from the issuance of Crowd Notes	659,119	38,373
Net change in cash from financing activities	800,173	69,031
Net change in cash and cash equivalents	171,272	11,820
Cash and cash equivalents at beginning of period	25,586	13,766
Cash and cash equivalents at end of period	$ 196,858	$ 25,586
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	$ 0	$ 0

AIRTO, INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Auditor's Report
For Years Ending December 31, 2019 and 2018

NOTE 1 – NATURE OF OPERATIONS

Airto, Inc. (which may be referred to as the "Company," "we," "us," or "our") develops and markets a patented interactive email digital platform to merchandise real-time perishable inventories. The Company has applied this technology in several industries such as airlines, stadium seating product, etc. The Company conducts business under the trade name of SAM Email.

The Company organized on March 23, 2012 in the State of Delaware. The Company began operations in late 2015. The Company is headquartered in New York.

The Company has incurred a cumulative book loss of over $750,000 since inception. The Company has relied primarily on the issuance of securities including stock and Crowd Notes to fund the operations. The Company has seen an increase in the quality of revenue in 2020 and hopes to generate positive operating cash flow from the licensing and distribution of the technology by the end of 2020. The Company expects to raise another round of financing to help further develop its revenues. If the Company is unable to meet cash flow expectations or raise more funding, there could be substantial doubt as to whether the Company can continue as a going concern.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the

Company's financial condition and the results of its operations. Additionally, in 2020, the Company faces economic uncertainty due to the COVID-19 pandemic.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $196,858 and $25,586 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is calculated using the straight-line method, based on useful lives of the assets, which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Intangible Assets
The Company does not amortize indefinite-lived intangible assets. Management evaluates the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, it is amortized prospectively over its estimated remaining useful life.

Amortizable intangible assets represent patents stated at acquisition cost or cost of filing and defense from challenges. Amortization is computed on a straight line basis over the life of the patent once granted.

The Company evaluates long-lived assets, including intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss exists when estimated undiscounted net cash flows expected to be generated by the use of the asset, including eventual disposition, are less than its carrying value. The excess of the asset's carrying value as compared to its estimated fair value would result in the need to recognize an impairment loss. The Company did not identify any events or circumstances that require the recognition of an impairment loss for the year ended December 31, 2019.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
Sales Income - During 2019, the company adapted the provision of ASU 214-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

During 2019, the Company's primary source of revenue is derived from the subscription-based offering of its email technology.

The Company recognizes revenue as earned from its email technology contracts as services are performed.

Cost of Revenue
The Company has not yet implemented a consistent or reliable way to measure the costs associated with delivering its product. Thusly, and consistent with the reporting of some other software-as-a-service companies, the Company is not separately stating a cost of revenue line item nor a gross profit line item in its Statement of Operations at this time.

In the future, the Company may adopt a more holistic approach to recording the costs of revenue such as including hosting costs, employee or contractor costs in maintaining the software's production environment or costs from third-party products included in the service. If the Company adopts this approach, it will provide these costs across all time periods displayed. At this time, however, these costs are included in general operating expenses in the Statement of Operations.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment when ordering the genomic test. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018, the Company had $30,000 and $30,000 balances of accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Research and Development
Expenditures (including employee expenses for those primarily involved in research and development) made for research and development are charged to expense as incurred.

Software Development Costs
The Company expenses costs incurred in the development of computer software as software research and development costs until the preliminary project stage is completed. Direct costs incurred in the development of software are capitalized once the preliminary stage is completed, management has committed to funding the project, and completion and use of the software for its intended purpose are probable. Software development costs are amortized over estimated useful lives. Costs associated with upgrades and enhancements that result in additional functionality are capitalized.

The Company has determined that the time between technological feasibility and general release timeline of the software updates is short. Consequently, the Company has not capitalized any software development costs during the year ended December 31, 2019 or 2018.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective

for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record an ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either financing or operating, with classification for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company applies the asset and liability method to account for income taxes, under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment.

The Company recorded a valuation allowance for the entire amount of the net deferred tax asset at December 31, 2019 as it is determined that it was more likely than not that the net deferred tax asset would not be realized. As a result, there was no Federal or State income tax expense or benefit for the year ended December 31, 2019.

The Company's Federal and State income tax returns are subject to examination by the Internal Revenue Service and the California Department of Revenue, generally for three years after they are filed.

NOTE 4 – RELATED PARTY TRANSACTIONS

All of the shares of the Class F common stock are held by insiders of the Company, Shi Li, chief executive officer, and Duncan Sham, chief of product design. The Company may, from time-to-time, compensate these shareholders or conduct other related-party transactions.

It cannot be guaranteed that this level of compensation is commensurate with market rates for the services rendered.

NOTE 5 – SAFE NOTES AND CONVERTIBLE NOTES

The Company has issued debt and simple agreements for future equity (SAFEs) with equity conversion features.

In 2017, the Company issued $50,000 of SAFE notes to two strategic customers. Upon a qualified financing event, the customers will receive a total of 1,365,343 shares of Class A common stock. This SAFE note is recorded as a current liability on the balance sheet as per US Securities and Exchange Commission guidance.

In 2018, the Company also issued convertible notes (called "Crowd Notes") totaling $659,119 in conjunction with a securities offering exempt from registration under Regulation CF. The funds raised on the SeedInvest platform for the Crowd Notes issued closed in 2019 and were transferred out of escrow. Since the funds could have been subject to forfeiture if, among other conditions, the Regulation CF campaign failed to raise a minimum amount, the Company recorded the Crowd Note investments in 2019.

The Crowd Notes provide for conversion to occur in the event of a qualified financing event. The conversion price is equal to 80 percent of the price paid by investors during the issuance of the equity securities. The Crowd Notes have three tranches of maximum value in conversion: $138,034 of Crowd Notes convert with a $6.4 million valuation maximum; $127,070 of Crowd Notes covert with a $7.2 million maximum valuation and $394,015 of Crowd Notes convert with a $8.0 million maximum valuation.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Indemnification
Under the organizational documents, the Company's directors and officers are indemnified against certain liability arising out of the performance of their duties to the Company. The Company's maximum exposure under these agreements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

NOTE 7 – EQUITY

As of December 31, 2019, the authorized common stock of the Company consists of 40,000,000 shares of $0.0001 par value common stock, of which 15,000,000 shares are designated as Class A common stock and 25,000,000 shares are designated as Class F common stock.

The Board of Directors has the ability to create, authorize, and issue one or more additional series of Common Stock from time to time (subject to any approval rights of any then outstanding series of Common Stock). The Board of Directors also has the ability to establish the rights, preferences and limitations of each series of Common Stock. Each Class A Common stockholder is entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders. The Class F Common Stockholders receive 10 votes per share. Class A and Class F common shareholders have identical distribution rights and liquidation preferences.

During 2018, the Company issued 1,449,700 shares of Class A Common Stock and during 2019, the Company issued an additional 93,284 shares of Class A Common Stock. Additionally, due to an employee departure, 128,745 shares of Class A Common Stock was cancelled. As of December 31, 2019, the Company had a total of 1,414,309 and 20,000,000 shares of Class A and Class F common shares issued and outstanding, respectively.

Additionally, the Company has issued warrants to another strategic investor. The warrants call for the issuance of Class A Common Stock equal to 3.5 percent of the shares of the company after the capital to be raised during the upcoming Regulation CF (see Note 9 below). On a net basis, the Company anticipates that this warrant agreement will result, on a net basis, in the issuance of an additional 805,000 shares of stock.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company was formed in 2012, began operations in late 2015 and has incurred losses since inception. This raises substantial doubt as to whether the Company can remain a going concern. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is considering offering (the "Crowdfunded Offering") securities in a securities offering intending to be exempt from registration from the US Securities and Exchange Commission. The Company intends to issue up to $1,070,000 of securities that will trigger conversion of the Company's warrants (discussed above in Note 7) as well as the conversion of SAFE instruments and convertible notes (discussed above in Note 5) into equity.

Management's Evaluation
Management has evaluated subsequent events through October 8, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



SAM Email by Airto, Inc.
The next-generation interactive email



A *New* Kind Of Email





$202,924 raised ⓘ

246 Investors	**$19.8M** Valuation
$0.89 Price per Share	**$349.77** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	🕐 **1** Days Left

INVEST NOW

⚡ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

⊚ Website   📍 Manhattan, NY   SOFTWARE & SERVICES   TECHNOLOGY

SAM is an email technology company that delivers interactive experience inside of an email, just like you would experience on a website or in an app. The patented technology enables users to perform meaningful actions inside of their own email. Imagine adding a product to a cart, booking an appointment, or completing a survey all without leaving the email. The mission is to improve productivity, efficiency and increase engagement between consumers and brands who send the emails.

Overview   Team   Terms   Updates [12]   Comments   ♡ Follow

Reasons to Invest

- Investments from JetBlue Technology Ventures and EL AL (Israel) Airlines, partnered with IAG (British Airway's parent company), and over $650,000+ previously raised through crowdfunding

- Our launch with LATAM Airlines (the largest carrier in Latin America) created 200% increase in engagement time, 500% click-through rate, and 40% increased sales conversion

- The email marketing industry is forecasted to reach $22.16B by 2025

Bonus Rewards

Get rewarded for investing more into SAM Email by Airto, Inc.

$349+
Investment

StartEngine Owner's Bonus

This offering is eligible for the

"Upgrading user's email experience"

THE PROBLEM

Our email inboxes are full to the brim with static messages, none of which are built to trigger high user engagement

If you take a scroll through your email inbox, you're bound to find an endless stream of marketing messages — from important information to useless brand updates.

As for the marketing emails that do make it across our screen, chances are it asks you to click a link, navigating you away from your inbox to a landing page, and then have you cycle through multiple steps. This process drives down user engagement, conversion rates and reduces revenue opportunities for businesses.

Unfortunately, the static email format we've been using for decades has burdened audiences with too many steps. Users get sidetracked, or simply never complete the transaction — leading to more emails and more frustration.

So *Many* Emails
...So *Little* Engagement



199?!


Maggie
Erika
Fogo de Chao
A Father's Day Gift Like No Other

Inboxes are overflowing

Companies send their customers billions of static emails each and every day. And billions of those emails end up ignored, in the spam folder, or in the trash.

What if we could make users pay attention and encourage them to react?

THE SOLUTION

Interact inside your inbox

SAM is offering a new kind of email.

We've been grinning and bearing the same 1990s email functionality for decades, with little other than superficial aesthetic updates.

But now, we can create emails with rich, interactive interfaces that keep customers interested and engaged.


Interactive and dynamic email
Gmail
Search mail
Compose
Inbox
Starred
Snoozed
Sent
Drafts
Unwanted
More
Tracking no.
Delivery date
Mon, 15 Mar, 2020
Content last updated Today at 17:50
15
MAR
Brooklyn , NY
Departed Facility
13:05
Approximate delivery time
18:03
Instruct the delivery driver

With the functionality of a website or app, and the accessibility of an email, SAM is redefining the way users interact with their inbox.

We give users a vibrant, app/web-like experience in their email, compelling them to perform meaningful actions. The interactive components we enable include drop-down menus, hover-over states, text input and image carousels, allowing users to make purchases, book appointments, take polls, participate in surveys and engage in a wide variety of ways.

By enabling mini-apps inside emails, we're turning every reader into a potential customer.

Quick Checkout

Users can select their preferred item, color, size and SKU, then add it immediately to their cart for a more seamless and swift purchase experience.



Forms and Feedback

We give companies the potential to gather reviews and collect event sign-ups right in the email, dramatically increasing conversion.


Gmail
Mariner of the Sea
WE WANT TO HEAR FROM YOU
Would you recommend us to a friend?
How would you rate the food?

Real-Time Inventory

Reflecting real-time inventory, price or data helps customers understand the scarcity of products, thus driving impuse purchases.


Airlines' Live Inventory System
In-Email Seat Map

OUR TRACTION

OUR TRACTION

Investments from JetBlue Technology Ventures and EL AL Israel Airlines

JetBlue Technology Ventures and EL AL Israel Airlines both saw the massive potential for revenue optimization possible through our system and chose to invest in our company early on. We also managed to raise $650K in a previous crowdfunding campaign.

After LATAM Airlines, the largest airline in Latin America, launched our interactive emails in the Chile market in 2019, they saw great results and we are getting ready to launch in Brazil, Argentina, and Peru.


POC
Email Launched
Adopted by LATAM
(Latin America's
largest airline)
Europe/Asia
Conducted proof
of concepts
with airlines
Investor/Strategic
Partners
jetBlue
technology
ventures
IATA
Recognized and
awarded by industry
organizations

Case Study: LATAM Airlines

Helping The Airline Industry



Meal selection

Boarding pass

Dynamic pricing

Airlines have the opportunity to allow their passengers to assign/upgrade their seats, book meals, check-in, generate boarding passes all without leaving their email.

Our launch with LATAM Airlines gave us a full throttle endorsement of our product's value — recording 200% increase in engagement time, 500% click-through rate, and 40% increased sales rate.





Ancillary Purchases

Passengers can upgrade seats, book meals and add extra baggage without leaving their email.

Check-In/QR Code

We provide a mini-check-in app in the email, transforming a clumsy, inconvenient process into a simple one-click solution.

 

Added Convenience

Our solution put add-ons right at the customers fingertips, just a click away.

Satisfaction for All

Our industry partners report an improvement in email engagement time, click-through rate and sales conversions.

Michael Benborhoum, a former pricing and revenue management leader and pricing best practice executive at British Airways, shares more about our product potential for the airline industry.



Michael
Benborhoum
*Former Executive at
British Airways*

* This testimonial may not be representative of the experience of other customers, and is no guarantee of future performance or success.

SAM's Commitment to COVID-19 Relief Efforts

Many businesses have been greatly affected by COVID-19 and the way they operate will have to be adapted to fit the new norm. We believe our interactive email technology can be leveraged to serve certain use cases.

Contactless check-in and ancillary revenue protection have never been so important for airline operations. Decreasing the opportunity for physical touchpoints (person to person interactions) by having passengers conduct online check-in would decrease the opportunity for congregated crowds at the airport.

We conducted a POC (Proof of Concept) with Spain's largest airline, with an interactive email check-in solution. By enabling passengers to seamlessly check-in via our email resulted in a significant improvement for online check-in, leaving a less crowded check-in desk at the airport. This initiative is what airlines are currently aiming towards and to increase the safety of their passengers.

THE MARKET ————————————————

The email marketing industry is forecasted to reach $22.16B by 2025

This billion dollar industry is powered by brands looking to drive up their engagement and conversion rates. One of the main statistics that many in this field rely on is the click through rate — and with SAM, there's no longer an obstacle to click through, as everything is condensed to a single email interface.



With one of our verticals, the airline industry, trends like the increased reliance on ancillary revenue bodes well for our product, which makes it much easier for airlines to notch revenue from transactions like seat upgrades, meal bookings, and extra baggage purchases.

Market potential extending across multiple industries

We believe our total addressable market is large, sitting at the intersection of many large markets. Based on the dual revenue model of commission and number of emails sent, we anticipate our total addressable market in the following industry to be as follows: the Airline/Travel/Hospitality ($16B), Ecommerce ($30B), Sports/Entertainment ($1-2B), and Telehealth/Pharmaceutical ($1-5B).

$16B
Airlines, travel, & hospitality





$1-2B
Sports & Entertainment

$30B
Ecommerce

$1-5B
Telehealth & Pharmaceutical

HOW WE ARE DIFFERENT

Patented, award-winning solution for

ubiquitous problem



Email marketing has been focused on capitalizing on the current email ecosystem for decades. The average campaign is focused on increasing all of the click-through, lead conversion, and open rate numbers, yet little innovation has happened within email functionality to achieve this.

SAM is not just helping enterprises raise those same metrics, but we're actually changing the playing field completely. By delivering dynamic, interactive content directly into people's inboxes, we are spurring customers to take action in ways like never before.

	Adobe	Gmail	SAM
Integration	✕	✕	✓
Inventory	✕	✕	✓
Universal Rendering	✕	✕	✓
Analytics and Consulting	✓	✕	✓
Payment/ Revenue	✕	✕	✓

What Our Previous Investors Are Saying

Hear what former McKinsey partner and angel investor Brad Berkson has to say about investing in SAM:

"What caught my attention first was the backing that the company had from industry players including JetBlue Technology Ventures and EL AL. It's quite impressive for a small startup to have already connected with enterprise players of that scale prior to even their seed funding round."

Check out the rest of his interview below!



* This testimonial may not be representative of the experience of other customers, and is no guarantee of future performance or success. Brad Berkson is an advisor to the company and an investor.

THE VISION

The go-to provider for brands with perishable inventories

We plan on making our software the industry standard for companies with perishable inventories — like sports or entertainment venues, travel companies and hospitality businesses.





In addition our use-cases as an instant shopping cart solution will allow us to rapidly expand into any e-commerce market like fashion, telemedicine, insurance/banking and CRM.

OUR TEAM

Half a century of cumulative experience innovating in the digital space

We've spent decades creating, managing and innovating at the cutting edge of digital product design. Our team has worked on system integrations for airlines before, and brings much of those gleanings back to the table for this go-around, not only with our airline customers but also for the broader market.



Shi Li
Founder/CEO



Duncan Sham
Founder and Product Manager



William Warbington
VP of Engineering/R&D



Brad Berkson
Advisor

VP of Engineering/R&D

Advisor

WHY INVEST

Help bring the web to your inbox

The average professional spends 28% of the work day reading and answering email, which indicates email isn't going anywhere. But the static messages of the past and the outdated strategies of email marketing companies are ripe for change.

We plan on changing the landscape of email marketing and email functionality. SAM is saving users time and aggravation, while providing enterprises with an answer they have long been searching for.



We're The Next Generation Interactive Email
Dynamic Pricing
Count Down Clock
Dynamic Content
Interactive

We give users the ability to **take action** ***inside their emails***, so why don't you take action ***here***?



First Protoype

In Tel Aviv, incubated first prototype together with ELAL Israel Airlines

Early 2017

First Proof of Concept

First Proof of Concept with ALL Nippon Airways in Japan

Summer 2017

IAG Partnership & Product Release

Partnership with IAG (British Airways parent company), first production product release in Spain with Iberia Airlines

2018

Voted Top Institution

Voted by industry top institution Future Traveler Experience at Las Vegas

2018

Oneworld Invitation

Invited by the world largest airline alliance Oneworld, presented to 10+ airlines representatives at Plug and Play in San Francisco

2019

Early 2017

Funded by Institutional investor JetBlue Technology Venture and ELAL Israel Airlines

Received funding from key investors

Oct 2017

IATA Award

Awarded by aviation industry governing agency IATA at World Passenger Symposium Barcelona

2018

Patent Granted

We were granted a patent for our proprietary technology

2019

Launch with LATAM Airlines

Commercialized and launched in Latin America with the largest carrier in LATAM

2019

Raised $650,000 through crowdfunding

Raised $650,000 from 360+ investors in 3 months

In the Press

SHOW MORE

Meet Our Team





Shi Li
Founder and CEO

Shi is the Sensei of our team who has built consumer and business-facing companies in both the United States and Asia. He is a serial entrepreneur with extensive work experience of 8 years in the digital and airline industry.

Shi has also acquired and collaborated with brands in more than 10 countries including, but not limited to, IAG(Parent company of BA, Iberia, and Aer Lingus), JetBlue, Israel Airlines, Google, Walmart, etc.

Frequently invited and awarded at industry summits:

- Airline Information (2019)

- FTE and IAG (2018)

- IATA World Passenger Symposium (2017)



Duncan Sham
Founder and Product Manager

Duncan wears a creative belt in our team with a passion to build and create things. With over a decade of experience in the creative industry, he has designed exciting campaigns for the global brands including Gap, Adidas, YouTube, Lacoste, Pepsi, Meitu, Artful Dodger Clothing (Jay Z's Clothing Brand), Gatorade/Serena Williams, McDonalds, New York Marathon, Blackberry, Smart, Wrigleys, LG Phones and Yahoo. His work has reached billboards in Times Sq (NY), TV commercials across the U.S. to major events hosted by celebrities in Asia.

Being a Product Manager at SAM, Duncan likes to push the boundaries of our product design, from the UI/UX and functionality perspective, as well as ensuring it aligns with the business objectives. All in all, he is a perfect mix of design, innovation and logic.





William Warbington
VP of Engineering/R&D
William has over 16yrs of



Brad Berkson
Advisor
Former Mckinsey Partner and

experience in the travel technology industry in both Europe and Asia. His first airline job was an officer with US Air Force, and then worked for one of the largest airline I.T. providers "Amadeus" with a focus on travel tech. He has lead and coordinated product introductions, scoping requirements, solution design, handoff to implementation. His portfolio consists of top tier airlines from All Nippon Airways, Delta Airlines, British Airways, Singapore Airlines, Cathay Pacific, Sri Lankan Airlines /Mihin Airlines, Malaysia Airlines, just to name a few. Mr. Warbington dedicates a majority of his time to the SAM team.



Former Senior Official in U.S. Department of Defense. He is also a serial entrepreneur having raised over $35M for startups in the the IoT and Advanced Materials arenas.

His first startup returned 4X to his investors. Since leaving the Pentagon, Brad served on various boards including Boeing Defense, Security, and Space and CEVA Logistics Government Services and the National Defense Business Board as Chairman.



Offering Summary

Company : Airto, Inc.

Corporate Address : 435 W 31st St, New York, NY 10001, Manhattan, NY 10001

Offering Minimum : $9,999.15

Offering Maximum : $1,069,999.83

Minimum Investment Amount (per investor) : $349.77

Terms

Offering Type : Equity

Security Name : Class A Common Stock

Minimum Number of Shares Offered : 11,235

Maximum Number of Shares Offered : 1,202,247

Price per Share : $0.89

Pre-Money Valuation : $19,775,185.01

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

<u>**Voting Rights of Securities Sold in this Offering**</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Super Early Bird - First 48 hours | 15% bonus shares

Early Bird - next 96 hours | 10% bonus shares

Week 1 - Week 4

$1,000.00 1,000 jetBlue points

$5,000.00 5,000 jetBlue points

$10,000.00 5% Bonus Share

$80,000.00 10% Bonus Share

$100,000.00 15% Bonus Share

Week 5 - Week 8

$1,000.00 500 jetBlue points

$5,000.00 2,500 jetBlue points

$10,000.00 10,000 jetBlue points

$20,000.00 5% Bonus Share

$100,000.00 10% Bonus Share

Week 9 - Week 12

$1,000.00 AirAsia Lounge Pass

$5,000.00 5,000 AirAsia Points

$10,000.00 10,000 AirAsia points

$20,000.00 20,000 AirAsia points

$40,000.00 40,000 AirAsia points

$80,000.00 80,000 AirAsia points

$100,000.00 100,000 AirAsia points

After the offering closes, we will be able to transfer these points to eligible investors associated with their Jetblue or Airasia account directly from the Sam Email team. To receive these points, an Investor will need to have an account with Jetblue or Airasia.

The 10% Bonus for StartEngine Shareholders

Airto, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $0.89 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $89. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Turn Every Email into a Ticket Booking Interface

4 days ago

Turn Every Email into a Ticket Booking Interface

From the moment you receive a promotional email with a flight discount, to the time it takes to book

a flight, a lot of things can happen! For customers on a tight schedule, the process is even more exacerbated. Most branded travel booking sites have tried to streamline and simplify the process somewhat, but the entire experience could still be vastly improved.


Gmail
Search mail
Compose
BEST FARE FINDER – FIND CHEAP TRAIN TICKETS FASTER

By delivering a cohesive app-like experience in an email, we're able to seamlessly control and manage the ticket booking process directly in an email message. This makes it easier and more convenient for customers to not only engage with the email, but interact with it as well. By having the ability to input their trip details (their destination, time and date of their flight, and so on) directly in the email, as well as conducting searches and receiving real-time results all within the email itself, email suddenly catapults into the 21st century.

The search functionality further extends and improves the overall customer experience by allowing far greater customization to fit different use cases and demographics. For example, for price-conscious travelers, the Fare Finder tool allows them to easily search for the cheapest fares. Because the information is available in real-time, customers never have to spread themselves too thin trying to find discounted tickets or better deals across a handful of "ticket comparison" websites.

Finally, there's the option of seamless payment. By integrating Google Pay and Apple Pay, the checkout process becomes faster, easier and more convenient for the user. In addition, e-commerce best practices like abandoned cart notifications and promo coupons in exchange for feedback or reviews have also been integrated.

And flight tickets are just the beginning. With our interactive email solution, the opportunities are wide open for various platforms to take advantage of this technology. From train tickets to concert tickets and other ticketing-based use cases. A centralized solution is now at your fingertips!

Effectively Collect Customer Feedback Through Interactive Emails

8 days ago

Customer feedback can do a lot for your company, but the trouble is getting people to share their thoughts in the first place. Static emails deter customers from sharing feedback because they have to navigate away from the inbox to complete the form. You're especially unlikely to receive input from customers if they have to log in to an account before reaching the form.


Gmail
Search mail
Compose
Fill out the form below to reveal
our limited 20% off Promo Code



Was the train on time?
Did you order any food or beverages?
How did you purchase your ticket?
How often do you take the train?

Dynamic emails can help with this serious company pain point. With the SAM Email interactive customer feedback forms, the inconvenient step of navigating away from the inbox is eliminated. Instead, customers have the feedback form right in front of them as soon as they open the email. When they see how quick and easy it is to complete the form, customers will gladly give their opinions.

To further incentivize customers and encourage a response, we can gamify the experience by offering a promo code once the form is filled out and submitted. This not only encourages people to give you feedback, but it also gives them a reason to engage with the brand again.

By keeping people in their email inbox, we are effectively reducing the number of inconvenient steps it takes to provide feedback. People appreciate simplicity, so we don't want to include any more steps than we have to when asking a customer their opinion.

Interactive email for upsell perishable inventory in the cruise industry

19 days ago

Despite today's uncertainty, the road to recovery for the cruise industry is looking positive. The cruise companies are anticipating to reopen in Q4, and bookings for 2021 are trending well and are within historical ranges according to the Royal Caribbean. The Carnival also said it "continues to see demand for new bookings for 2021," despite a substantial reduction in advertising.

To help cruise lines better merchandise premium cabins, SAM's dynamic email technology brings real-time room availabilities into a passenger's email, by synchronizing the email interface with the cruise's inventory system. This next-generation email allows passengers to seamlessly upgrade to their preferred cabin, without the cumbersome process of logging into the cruises website or downloading an app.



Gmail
MSC
MSC Divina
United States, Jamaica, Cayman Islands, Mexico, Bahamas
ONBOARD ACTIVITIES
9 Left
Spa Package
OCHO RIOS, JAMAICA
3 Left

The email's dynamic interface acts like a website, where it has the ability to dynamically suggest relevant content based on time, location, and other variables. For cruise lines, they can suggest on-shore and off-shore activities based on when the email is opened and display applicable activities for that given day.

Gain valuable insight on IRA investing - *Webinar date update, Sept 22

26 days ago

For investors interested in using tax-advantaged IRA funds to invest in startups, SAM Email will join AltoIRA for a webinar on **September 22**, to discuss the benefits and advantages of investing with retirement funds. Through this channel, StartEngine investors - for the first time - are able to invest in early-stage companies like SAM Email, using the AltoIRA platform.

The webinar will feature the jetBlue Technology Ventures and ELAL Israel-invested company SAM Email and will explain how:

- Investing in alternative assets with an IRA allows investors to make tax-efficient investments and benefit from both compounding returns and duration matching
- Investing in alternative assets allows an investor to enjoy the "illiquidity premium" that those long-term assets pay, while avoiding shorter-term swings of liquid assets that may move with the public market.

Sign up to Webinar

SAM Email is 50% funded and is still receiving investment on Start Engine.

Capital gains accrue on a tax-deferred or tax-free basis dependent upon your IRA account type. Alto does not provide tax advice. Consult a tax advisor or certified financial professional

with any questions

Learn to invest with IRA

29 days ago

For investors interested in using tax-advantaged IRA funds to invest in startups, SAM Email will join AltoIRA for a webinar on **September 18th**, to discuss the benefits and advantages of investing with retirement funds. Through this channel, StartEngine investors - for the first time - are able to invest in early-stage companies like SAM Email, using the AltoIRA platform.

The webinar will feature the jetBlue Technology Ventures and ELAL Israel-invested company SAM Email and will explain how:

- Investing in alternative assets with an IRA allows investors to make tax-efficient investments and benefit from both compounding returns and duration matching
- Investing in alternative assets allows an investor to enjoy the "illiquidity premium" that those long-term assets pay, while avoiding shorter-term swings of liquid assets that may move with the public market.

Sign up to Webinar

SAM Email is 50% funded and is still receiving investment on Start Engine.

Capital gains accrue on a tax-deferred or tax-free basis dependent upon your IRA account type. Alto does not provide tax advice. Consult a tax advisor or certified financial professional with any questions

Why Contactless Solutions are Becoming the New Normal

about 1 month ago

Why Contactless Solutions are Becoming the

Why Contactless Solutions are Becoming the New Normal for Airlines and Hotels



After months of canceled flights and stringent travel restrictions deemed necessary to limit the spread of coronavirus, the travel industry is starting to bounce back. According to the TSA and reports from hotels, travel is starting to slowly increase. However, a pandemic of this scale is unprecedented in recent history. Without a blueprint of how to proceed, travel companies are forced to innovate their way to recovery.

Make Check-in Experience Smooth and Contactless

Through an innovative and consumer-centric product interface, emails can become much more interactive than they have been previously. With the advent of new technologies that work on any mobile device and are platform-independent, travelers can now check-in right from their email inbox in a matter of minutes.

Everything from managing their boarding pass, to printing and scanning their baggage tag, to checking in at the hotel before they arrive at their destination, can all be handled seamlessly through email. Such touchless travel solutions can improve the overall airline experience and in turn foster greater customer loyalty. Read Full Article

---

Founder interview with Kingscrowd, on the Future of Email

about 1 month ago

Shi Li, the Founder & CEO of SAM Email had the opportunity to sit down with Kingscrowd to talk about what inspired him to start the Interactive Email company, the competition, and what he envisages for the future. Here is the interview!

Kingscrowd is the First and Only Ratings and Analytics Platform for Online Private Markets

Trusted by over 100,000 investors to vet startup investments from 50+ online investment platforms. We aggregate, analyze, and rate companies raising on platforms like Republic and SeedInvest to help investors make more informed decisions.

Less than 24 hours before Tier 1 perks EXPIRE

2 months ago

Hurry up and take advantage of our Tier 1 investor benefits, which include **bonus shares**, as well as **airline miles from JetBlue Airways**.

Become part of the email revolution and invest by **Aug 13th, before 6:00 pm ET** to receive exclusive benefits!

SAM Email and LATAM Airlines' Partnership

2 months ago

In early 2019, with the help of SAM Email, LATAM airlines (the largest carrier in Latin America) launched an interactive email allowing their passengers to view a real-time seat map and book a seat directly without leaving the email. As a result, this frictionless way of booking increased LATAM airlines sales conversion rate by 40% for the Chile market.

With the current Covid19 pandemic, all businesses including our airline clients are restructuring and re-strategizing to bounce back on track and serve its customers. Among other airlines doing their part, LATAM airlines have decided to expand the usage of interactive emails to other markets such as Argentina, Peru, and Brazil with the goal to bring in additional revenues from these countries.

Our mission in providing a more user-friendly, consumer-centered inbox experience... still stand strong, but our current underlining effort and focus is evolved around helping our customers get back on track during these uncertain times. To those who have yet to invest into SAM Email, we invite you to join our mission, so that we can help contribute to other cornerstone industries in crafting innovative solutions to better their businesses and prepare them for the new normal.

Be a part of our future growth!

EXPIRING TODAY - Early bird 10% bonus shares incentive

3 months ago



SAM Email's **Early bird 10% bonus shares** incentive is expiring today! Hurry up, take advantage and invest soon, if you haven't already.

We have tipped over the $100k mark and ecstatic about the momentum!

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John Corrigan `SE OWNER` `18 INVESTMENTS` `INVESTED` 3 hours ago

Airto has nothing to do with the investment account nonsense. Do you think you have an account because you have had a tab in the upper right under your name? If so, they once told me this is to account for investments I made using that account. So if you put money in, and made the payment through it, it would be listed there. Yet, as I recall, I did this because SE told me my LiquidPiston shares would be reflected in this account.

I e-mailed them about the same e-mails you got, and they tell me Prime Trust is making an account. Anyway, I'm pretty sure they lied to me a few times. I followed the links to make an account with Prime Trust, and it has been over a week without approval. They expect us to follow that link and complete the steps again.

Where this investment is concerned, I asked what would happen if I did not make an account, because the vague threat that this was their (SE) last warning, and they did not respond to that question. So if Shi LI finds a significant decrease in funds than he anticipated from the running tally, it might be because SE is screwing things up.

MASOUD ATEF `SE OWNER` `23 INVESTMENTS` `INVESTED` 16 hours ago

My investment is pending opening a StartEngine investment account.

I have an account, please advise the next step.

Chrysso Plato `SE OWNER` `16 INVESTMENTS` `INVESTED` 8 days ago

You should sign up Start Engine as a customer. Perhaps having company updates pop up live in the inbox or investment link.

William Houston `SE OWNER` `4 INVESTMENTS` 9 days ago

Hello, does this work for email applications such as Outlook?

> **SHI LI** - **SAM Email by Airto, Inc.** 8 days ago
>
> Hello William,
>
> There are two distinctive features that our email embodies. 1) Interactive components -- which allow us to use things like hover-over states, drop down menus and image carousels among others. 2) Dynamic components -- which allow for real-time content to be pulled into the email from an external source.
>
> Our solution was built to accommodate all major email clients, devices and browsers, however, email clients such as Outlook do not support interactive elements (around 5-7%), which for these users we have an alternative fallback option in place. To clarify, the dynamic feature works across all email clients, so even if interactivity isn't possible, everyone will still enjoy the benefits of seeing real-time information in their preferred client or platform.

Steven Harrison `SE OWNER` `2 INVESTMENTS` 14 days ago
Hi All,

First of all having used your product before when booking a LATAM flight I remember thinking to myself how nice and simple it was. Kudos to you all for having developed this.

I like the platform neutrality model, it's a very strong sell point.

I have a few questions, and likely will have some follow ups.

1.) Revenue Recognition -- Based on what I read in your filing it seems the revenue model is not SaaS monthly subscription but rather a platform where you take a percentage of anything which is upsold? Also looks like there are maintenance revenues which would be recurring? Am I correct in understanding that? Are you able to give details as to the mix which is maintenance and the mix which is sales? Has there ever been any thought of going to a freemium model with revenue being based on a subscription basis?

2.) Accounts Receivables -- It looks like based on the financials provided here that you have had 30k in AR for the current and prior FY. Are there any concerns as to whether some or all of this will have to be impaired?

3.) LATAM -- Does LATAM's bankruptcy filings have any material effects on your company?

4.) COVID19 -- Obviously COVID19 has caused significant disruption to the travel/entertainment industry. Have you all been making any adjustments to your strategies to maybe make more of a push towards e-commerce and other use cases before the travel/entertainment industry?

Not an investor yet, but I do like the product and am weighing it as an option. Really hope it works out because I agree email needs innovating and I think you all have the potential to do that.

Steve

> **SHI LI** - **SAM Email by Airto, Inc.** 13 days ago
> Hello Steve,
>
> We're very happy to hear that you have experienced our interactive email, and we're all thankful for your positive feedback. Below, you'll find our answers to your questions.
>
> 1) The main revenue streams are subscription-based SaaS model + Rev share. The third revenue stream is integration cost, which includes labor, time and materials (For example I.T. running costs). This usually occurs for customized solutions tailored for enterprise clients. The 3 revenue streams have a mix of OPEX and CAPEX that are well fitted in the corporate procurement and budget environment. As we expand our services to other less consolidated industries, we plan to potentially incorporate freemium models for a different segment of clients such as SMEs.
>
> 2) As SAM is serving a corporate market segment, it is expected to have longer onboarding and billing cycles, i.e. integration, reconciliation, management approval chain, begin with one market segment and gradually expand etc. We expect to diversify the servicing market which will have a positive impact on AR and shorten the billing cycle, especially under the SaaS model.
>
> 3) Unfortunately, we cannot comment on any business operations with our existing partners and clients. On a macro level we have issued our opinions on how the travel industry will evolve post Covid. Please see our blog or previous issued statements.
>
> 4) If we look at our airline solution from a high-level, it is essentially e-commerce conceptualized. Meaning, we showcase inventory (seats, baggage, meal) and we enable an online transaction. E-commerce (along with a few other verticals) has always been part of our go-to-market strategy and product roadmap prior to COVID-19, however, this pandemic has allowed us to accelerate the penetration into the other faster recovering industries.

Marc Grella `SE OWNER` `7 INVESTMENTS` `INVESTED` a month ago

Hi Marc,

To complete your investment in SAM Email, they're asking their shareholders to create an investment account on StartEngine (this is similar to your Fidelity, Robinhood, or Schwab account). This account must be created in order to complete your investment in SAM Email and should take less than 5 minutes. Furthermore, StartEngine is actively engaged in development of our Secondary Marketplace. Upon launching, you will also be able to use this investment account on this Secondary Marketplace to buy and sell shares of other private companies. Once the investment account is created, you will soon see your shares in SAM Email held in your account. There is no need to remit funds to this investment account at this moment, as your investment has already been funded.

Open Account & Complete Investment. Please don't hesitate to reach out to us with any questions at contact@startengine.com.

Thank you for your attention to this matter!

*****This is the second identical email I've gotten about this. I ALREADY HAVE AN ACCOUNT!!!!! For a company that specializes in focused next-gen email, this looks pretty bad...

> **SHI LI** - **SAM Email by Airto, Inc.** a month ago
>
> Hi Marc,
>
> This email came from StartEngine (not SAM) and you can reach out to SE for your account questions.
> I see contact@starttengine.com listed in your message.

Shabetay Birbragher `SE OWNER` `1 INVESTMENT` a month ago

What differentiate you from your competitors?

> **SHI LI** - **SAM Email by Airto, Inc.** a month ago
>
> What separates SAM from the competitive landscape is our core competency, which is cross-device and email client support and universal rendering, real-time perishable inventory integration and automation, as well as a seamless connection to payment. The three pillars give us strong strategic defensibility in respective verticals, together with our structured barrier to entry such as approved patents, exclusivity etc.

Richard Evans `36 INVESTMENTS` a month ago

SeatAssignMate, $1000, How does this affect my investment??

> **SHI LI** - **SAM Email by Airto, Inc.** a month ago
>
> Appreciate your long time support, Richard! Nothing will affect your previous investment from this branding update, as you said, it is the same legal entity you invested in.

Richard Evans `36 INVESTMENTS` a month ago

You are the same company, Now named Sam email, Was SeatAssigneMate, What happened to my $1000 investment with you from seedInvest??

(**SHOW MORE COMMENTS**)

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1, Michael Benborhoum:

https://youtu.be/XPMCIG1vkOM

Transcript:

My name is Michal Benborhoum. I was a pricing and revenue management leader and pricing best practice executives at British Airways in New York.

I got to know the SeatAssignMate technology and the company in the early days. Today I would like to talk about the product they developed and the great potential and opportunities they can bring to the airline industry through their core technologies and expertise in air commerce and ancilliary upsell.

Now interestingly most CRMs are not built for airlines with the capability to segment and target PNR level data. So the industry has been waiting for the right marketing and distribution tool to better upsell.

SeatAssignMate interactive email product comes at the right time as the whole industry is pivoting towards ancillary revenue focused operations.

Through their interactive and dynamic technologies SeatAssignMate expands the ability to identify ancilliary revenue opportunities by targeting customers in real time and then select the best targeted products offering and displayed in email instantly.

Furthermore the in-email interaction data SeatAssignMate generated and recorded will be returned to the predictive engine to enhance the existing modeling and complete the traveler profiling further.

To me from the airline perspective SAM provides three tiers of values to the customer.

One is that the turnkey product gives the revenue management team an integrated solution without having to reinvest IT resources to bring this to life.

The email leverages api's to extend upsell capabilities from the airline inventory and merchandising system

Two is the revenue lift through real-time inventory display targeted and automated drip campaigns. Three is the consulting services with the ability to execute both from strategic and campaign level

I admired the vision and passion SeatAssignMate carries and I'm excited to see them delivering excellent results to their airline passengers and future customers.

Video 2, Brad Berkson

https://www.youtube.com/watch?v=bDzmxhfYRdQ

Transcript:

I'm Brad Berkson. I'm a former Mckinsey partner. I also spent six years at the pentagon as the senior logistician and the director of program analysis. I was introduced to SeatAssignMate earlier this year through an angel group that I'm involved with here in new york city and what caught my attention first was the backing that the company had from industry players including jetblue and EL AL. It's quite impressive for a small startup to have already connected with enterprise players of that scale prior to even their seed funding round. And then the fact that it's patented and has applications beyond just airline seats into things like tickets and events. The seat market is about 10 billion a year industry.

That's just the revenue from seats and it's one of the most important growth areas for the airlines over the last few years and more and more airlines are adopting paid seat models. So the SeatAssignMate's ability to provide a valuable service both to the customer and to the airline which furthers both its revenue goal and eases the passengers kind of burden makes a ton of sense to me.

Text Disclaimer on Screen Begins: These statements are forward looking projections based on the Company's view at this time. Any investment is subject to risk, please review the risk factors in our Offering Memorandum.

For our 50 million passenger flights per year customer that's 250 million dollars of revenue that's being provided by seats.

So our ability to significantly increase that value means we're talking about a percentage of hundreds of millions of dollars for each customer. And while our percentages are very attractive even still to the airlines that revenue stream could mean anywhere from five to ten million dollars per customer of revenue to SeatAssignMate.

When added to the other half million dollars, the potential is enormous.

Text Disclaimer on Screen Ends: These statements are forward looking projections based on the Company's view at this time. Any investment is subject to risk, please review the risk factors in our Offering Memorandum.

SeatAssignMate - Airline version

SHI LI:
We are living in a digital world where we can go online to purchase almost anything at any time. However, when it comes to purchasing flight related services, the experience is not always easy. In fact, it is very inconvenient. Just to book a seat, the passenger has to navigate through the airline's website, log in to manage a booking, and going through multiple pages. This process takes about 30 clicks, eight different pages, taking approximately seven minutes. These services make up a huge chunk of an airline's overall revenue.

DUNCAN SHAM:
We wanted to remove all these frictional steps and make the whole seat assignment process

straightforward and easy. Now for the first time a passenger can open up their email, review a real-time seat map, and book a seat with just a few clicks. It's as simple as that. The email is built with two distinctive features. The first is the dynamic feature. Every seat on a plane is considered a unique commodity, and with the seats availability changing over time, so does the demand and the pricing. Our email has the ability to reflect these changes in real time as the email content itself is synced directly with the airline system. This means the passenger can see how full that flight is just by simply opening up their email. The second feature is interactivity. The content inside the email is interactive, which allows a passenger to do a number of different things, such as hovering over the seat to reveal the pricing, selecting a preferred seat, or booking a meal or extra baggage.

DUNCAN SHAM:
The email can also be utilized for flight check-in and getting a boarding pass as well. By delivering these real-time interactive content into the email, we recorded a 200% increase on the email engagement time, and a 500% increase on the click through rate as well. This next generation booking experience has helped the airlines increase their sales conversions by over 40%.

SHI LI:
Our company was brought into the air travel industry by the air travel industry. IAG, the largest airline group in Europe, incubated the company through their Hangar 51 program, where we gained significant insight from their industry experts, collaborated with their IT team to prove the product validation. The company is also backed by JetBlue Technology Ventures, and El Al Israel Airlines. Since then, we have successfully launched the application in recognition by the industry's leading organizations, and won multiple awards for our solution.

DUNCAN SHAM:
I will work with interactive emails, won't stop at the air travel industry. Imagine upgrading a room in a hotel, RSVP to an event, or completing a survey, all without leaving your email. We are redefining the capabilities of what emails can do with the goal to transform frictional boring tasks into seamless delightful experiences. Now we want you to reimagine with us what emails can do.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "AIRTO, INC.", FILED IN THIS OFFICE ON THE TWENTY-THIRD DAY OF MARCH, A.D. 2012, AT 7:53 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

5129602 8100

120351379

AUTHENTICATION: 9457925

DATE: 03-26-12

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:53 PM 03/23/2012
FILED 07:53 PM 03/23/2012
SRV 120351379 - 5129602 FILE

CERTIFICATE OF INCORPORATION OF AIRTO, INC.

ARTICLE I.

The name of the Company is Airto, Inc. (the "**Company**").

ARTICLE II.

The address of the Company's registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, Zip Code 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III.

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time.

ARTICLE IV.

The name and mailing address of the incorporator are as follows:

Shi Li
54 Boerum Street, Apt. 4D
Brooklyn, NY 11206

ARTICLE V.

The total number of shares of stock that the Company shall have authority to issue is 25,000,0000, consisting of 15,000,000 shares of Class A Common Stock, $0.0001 par value per share (the "**Class A Common Stock**"), and 10,000,000 shares of Class F Common Stock, $0.0001 par value per share (the "**Class F Common Stock**," and together with the Class A Common Stock, the "**Common Stock**").

ARTICLE VI.

The rights, privileges, preferences and restrictions of the Class F Common Stock and Class A Common Stock are as follows:

1. <u>Dividends</u>. The holders of the Class F Common Stock and the holders of the Class A Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class F Common Stock shall receive shares of Class F Common Stock or rights to acquire shares of Class F Common Stock, as the case may be, and the holders of shares of Class A

601673571v2

Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be.

2. Liquidation Rights. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Class F Common Stock and the holders of Class A Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Company of whatever kind available for distribution to the holders of Common Stock.

3. Voting. Except as otherwise provided herein or by applicable law, the holders of the Class F Common Stock and the holders of the Class A Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Company. Each holder of shares of Class F Common Stock shall be entitled to ten (10) votes for each share of Class F Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company.

4. Amendments and Changes. As long as any shares of Class F Common Stock shall be issued and outstanding, the Company shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of more than fifty percent (50%) of the outstanding shares of Class F Common Stock:

(A)   amend, alter or repeal any provision of the Certificate of Incorporation or bylaws of the Company (including pursuant to a merger) if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the Class F Common Stock;

(B)   increase or decrease the authorized number of shares of Class F Common Stock;

(C)   authorize or create (by reclassification, merger or otherwise) or issue or obligate itself to issue any new class or series of equity security (including any security convertible into or exercisable for any equity security) having rights, preferences or privileges with respect to dividends or payments upon liquidation senior to or on a parity with the Class F Common Stock or having voting rights more favorable than those granted to the Class F Common Stock generally;

(D)   enter into a Liquidation Event (as defined below);

(E)   increase the size of the Board of Directors;

(F)   declare or pay any dividend or other distribution to the stockholders of the Company; or

(G)   amend this Section 4.

-2-

For purposes hereof, a "**Liquidation Event**" shall mean any of the following: (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Company held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Company; or (iii) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

5.   Subdivision or Combinations. If the Company in any manner subdivides or combines the outstanding shares of one class of Common Stock, then the outstanding shares of the other class of Common Stock shall be subdivided or combined in the same manner.

6.   Mergers, Consolidation or Other Combination Transactions. In the event that the Company shall enter into any consolidation, merger, combination or other transaction or series of related transactions in which shares of Common Stock are exchanged for or converted into other stock or securities, or the right to receive cash or any other property, then, and in such event, the shares of Class F Common Stock and Class A Common Stock shall be entitled to be exchanged for or converted into the same kind and amount of stock, securities, cash or any other property, as the case may be, into which or for which each share of the other class of Common Stock is exchanged or converted; provided, however, that if the stock or securities of the resulting entity issued upon such exchange or conversion of the shares of Common Stock outstanding immediately prior to such consolidation, merger, combination or other transaction would represent at least a majority of the voting power of such resulting entity (without giving effect to any differences in the voting rights of the stock or securities of the resulting entity to be received by the holders of shares of Class F Common Stock and the holders of Class A Common Stock), then the holders of shares of Class F Common Stock and the holders of shares of Class A Common Stock shall be entitled to receive stock or securities of the resulting entity issuable upon such exchange or conversion that differ with respect to voting rights in a similar manner to which the shares of Class F Common Stock and Class A Common Stock differ under this Certificate of Incorporation as provided under Section 3 of this Article VI.

7.   Equal Status. Except as expressly provided in this Article VI, Class F Common Stock and Class A Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

8.   Conversion.

A.   Certain Definitions. As used in this Section 8, the following terms shall have the following meanings:

(i) **"Class F Stockholder"** shall mean any individual that is issued Class F Common Stock by the Company.

(ii) **"Permitted Entity"** shall mean, with respect to any Class F Stockholder, any trust, account, plan, corporation, partnership, or limited liability company specified in Section 8.C established by or for such Class F Stockholder, so long as such entity meets the requirements set forth in Section 8.C.

(iii) **"Transfer"** shall mean, with respect to a share of Class F Common Stock, any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law.

(iv) **"Voting Control"** shall mean, with respect to a share of Class F Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share of Class F Common Stock by proxy, voting agreement or otherwise.

B.   Optional Conversion.   Each share of Class F Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the transfer agent of the Company.

C.   Automatic Conversion upon Transfer.   Each share of Class F Common Stock shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the Transfer of such share; provided, however, that a Transfer of Class F Common Stock by a Class F Stockholder or such Class F Stockholder's Permitted Entities to another Class F Stockholder or such Class F Stockholder's Permitted Entities shall not trigger such automatic conversion; provided further, however, that a Transfer by a Class F Stockholder to any of the following Permitted Entities, and from any of the following Permitted Entities back to such Class F Stockholder and/or any other Permitted Entity by or for such Class F Stockholder shall not trigger such automatic conversion:

(i) a trust for the benefit of such Class F Stockholder and for the benefit of no other person, provided such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to the Class F Stockholder and, provided, further, that in the event such Class F Stockholder is no longer the exclusive beneficiary of such trust, each share of Class F Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(ii) a trust for the benefit of persons other than the Class F Stockholder so long as the Class F Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such trust, provided such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to the Class F Stockholder, and, provided, further, that in the event the Class F Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such trust, each share of Class F Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

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(iii) a trust under the terms of which such Class F Stockholder has retained a "qualified interest" within the meaning of §2702(b)(1) of the Internal Revenue Code (the "**Code**") and/or a reversionary interest so long as the Class F Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such trust; provided, however, that in the event the Class F Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such trust, each share of Class F Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(iv) an Individual Retirement Account, as defined in Section 408(a) of the Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which such Class F Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Code; provided that in each case such Class F Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held in such account, plan or trust, and provided, further, that in the event the Class F Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such account, plan or trust, each share of Class F Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(v) a corporation in which such Class F Stockholder directly, or indirectly through one or more Permitted Entities, owns shares with sufficient Voting Control in the corporation, or otherwise has legally enforceable rights, such that the Class F Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such corporation; provided that in the event the Class F Stockholder no longer owns sufficient shares or has sufficient legally enforceable rights to enable the Class F Stockholder to retain sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such corporation, each share of Class F Common Stock then held by such corporation shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(vi) a partnership in which such Class F Stockholder directly, or indirectly through one or more Permitted Entities, owns partnership interests with sufficient Voting Control in the partnership, or otherwise has legally enforceable rights, such that the Class F Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such partnership; provided that in the event the Class F Stockholder no longer owns sufficient partnership interests or has sufficient legally enforceable rights to enable the Class F Stockholder to retain sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such partnership, each share of Class F Common Stock then held by such partnership shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock; or

(vii) a limited liability company in which such Class F Stockholder directly, or indirectly through one or more Permitted Entities, owns membership interests with sufficient Voting Control in the limited liability company, or otherwise has legally enforceable rights, such that the Class F Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such limited liability company; provided that in the event the Class F Stockholder no longer owns sufficient membership interests or has sufficient legally enforceable rights to enable the Class F Stockholder to retain sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such limited liability company, each share of Class F Common Stock then held by such limited liability company shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock.

D.   <u>Automatic Conversion upon Death of Class F Stockholder.</u> Each share of Class F Common Stock held of record by a Class F Stockholder, or by such Class F Stockholder's Permitted Entities, shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the death of such Class F Stockholder.

E.   <u>Effect of Conversion.</u> In the event of a conversion of shares of Class F Common Stock to shares of Class A Common Stock pursuant to this Section 8, such conversion shall be deemed to have been made at the time that the Company's transfer agent receives the written notice required pursuant to Section 8.B, the time that the Transfer of such shares occurred or the death of the Class F Stockholder, as applicable. Upon any conversion of Class F Common Stock to Class A Common Stock, all rights of the holder of such shares of Class F Common Stock shall cease and the person or persons in whose names or names the certificate or certificates representing the shares of Class F Common Stock are to be issued, if any, shall be treated for all purposes as having become the record holder or holders of such number of shares of Class A Common Stock into which such Class F Common Stock were convertible. Shares of Class F Common Stock that are converted into shares of Class A Common Stock as provided in this Section 8 shall be retired and shall not be reissued.

F.   <u>Reservation of Stock.</u> The Company shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class F Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class F Common Stock into shares of Class A Common Stock.

9.   <u>Adjustment in Authorized Class A Common Stock.</u> The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares of Class A Common Stock then outstanding) by an affirmative vote of the holders of a majority of the voting power of the Company.

10.   <u>Administration.</u> The Company may, from time to time, establish such policies and procedures relating to the conversion of the Class F Common Stock to Class A Common Stock and the general administration of this dual class Common Stock structure, including the issuance of stock certificates with respect thereto, as it may deem necessary or advisable, and may request that holders of shares of Class F Common Stock furnish affidavits or other proof to the Company as it deems necessary to verify the ownership of Class F Common Stock and to confirm that a conversion to Class A Common Stock has not occurred.

601673571v2

ARTICLE VII.

So long as any shares of Class F Common Stock remain outstanding, the holders of Class F Common Stock, voting as a separate class, shall be entitled to elect one (1) director (the "Class **F Director**") at each meeting or pursuant to each action by written consent of the Company's stockholders for the election of directors. Any additional members of the Company's Board of Directors shall be elected by the holders of Class F Common Stock and the holders of Class A Common Stock, voting together as a single class (the "**Mutual Directors**"). The Class F Director shall have two (2) votes as a director at each meeting or each action by written consent of the Company's Board of Directors. The Mutual Directors shall each have one (1) vote as a director at each meeting or each action by written consent of the Company's Board of Directors.

ARTICLE VIII.

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Company is expressly authorized to make, alter, amend or repeal the bylaws of the Company.

ARTICLE IX.

Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Company.

ARTICLE X.

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

The Company shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

The Company shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the

Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE XI.

Except as provided in Article X above, the Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

601673571v2

I, the undersigned, as the sole incorporator of the Company, have signed this Certificate of Incorporation on March 23, 2012.

Shi Li
Incorporator

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "AIRTO, INC.", FILED IN THIS OFFICE ON THE EIGHTH DAY OF DECEMBER, A.D. 2016, AT 1:33 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

5129602 8100
SR# 20166977371

Authentication: 203474245
Date: 12-08-16

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION OF AIRTO, INC.

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Airto, Inc. (the "*Corporation*") resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing Article II thereof so that, as amended, said Article II shall be and read as follows:

"The address of the Company's registered office in the State of Delaware is 850 New Burton Road, Suite 201, Dover, County of Kent, Delaware 19904. The name of its registered agent at such address is National Corporate Research, Ltd."

RESOLVED FURTHER, that the Certificate of Incorporation of this corporation be amended by changing the Article V thereof so that, as amended, said Article V shall be and read as follows:

"The total number of shares of all classes of stock which the Corporation shall have authority to issue 40,000,000 shares of stock as follows: (a) 15,000,000 shares of Class A Common Stock, $0.0001 par value per share ("*Class A Common Stock*"), and (b) 25,000,000 shares of Class F Common Stock, $0.0001 par value per share ("*Class F Common Stock*" and together with the Class A Common Stock, the "*Common Stock*")."

SECOND: That this amendment of the Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 and 245 of the General Corporation Law of the State of Delaware.

In Witness Whereof, said Corporation has caused this certificate to be signed this <u>30</u> day of <u>November</u>, 2016.

By: <u>/s/ Shi Li</u>

Shi Li, President & CEO